SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                      Santa Anita Realty Enterprises, Inc.
                         Santa Anita Operating Company
                                (Name of Issuer)

                                 Common Stock
                       (Titles of Classes of Securities)

                                   801209206
                                   801212101
                                (CUSIP Numbers)

                               W. Edward Scheetz
                       c/o Apollo Real Estate Advisors, L.P.
                          1301 Avenue of the Americas
                            New York, New York 1009
                           Telephone:  (212) 261-4000
                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               With a copy to:

                             Patrick J. Foye, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY  10022
                          Telephone:  (212) 735-2274

                            November 8, 1996
           (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

               Check the following box if a fee is being paid with the statement: [ ]


               This Amendment No. 1 amends and supplements the following Items of the Schedule 13D-1 of Apollo Real Estate Advisors II, L.P., Apollo Real Estate Investment Fund II, L.P., Koll Arcadia Investors, LLC and Koll Arcadia LLC filed on October 24, 1996 with the Securities and Exchange Commission with respect to the Paired Common Stock of Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D-1.

     Item 3.   Source and Amount of Funds or Other Consideration.

               Item 3 is hereby restated in its entirety by the following:

               In connection with the purchases of the Companies' Paired Shares, Apollo purchased an aggregate of 970,400 Paired Shares for a total amount of $19,451,808 as of the date hereof. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer. Koll purchased an aggregate of 1,000 Paired Shares for a total amount of $20,250 with cash on hand.

     Item 5.   Interest in Securities of the Issuer.

               Item 5 is hereby supplemented by restating the following sections in their entirety:

               (a) As of the date hereof, AREIF II, AREA II and KAI beneficially own an aggregate of 970,400 Paired Shares which represents approximately 8.52% of the outstanding shares of Realty and 8.61% of the outstanding shares of Operating.

               As of the date hereof, Koll beneficially owns an aggregate of 971,400 Paired Shares which represents approximately 8.53% of the outstanding shares of Realty and 8.62% of the outstanding shares of Operating. AREIF II, AREA II and KAI disclaim beneficial ownership of the 1,000 Paired Shares owned solely by Koll. No other person in Item 2 beneficially owns any Paired Shares.

               (b) The Reporting Persons share the voting and dispositive power with respect to the 970,400 Paired Shares which they beneficially own. Koll has sole power to vote and dispose the remaining 1,000 Paired Shares which it beneficially owns.

               To the best of the Reporting Persons' knowledge, none of the individuals listed on Schedule I owns any Paired Shares or can vote or direct the vote of any Paired Shares, nor can any such individual dispose or direct the disposition of any Paired Shares.

               (c) Except as set forth on Schedule II and the 1,000 Paired Shares purchased by Koll on October 14, 1996 at $20.25 per Paired Share in an open market transaction, no person named in response to paragraph (a) of this Item has effected any transaction in the Paired Shares during the past sixty days.

     Schedule II.   Transaction in the Securities.

               Schedule II is hereby amended by adding the following:

          Date             Number of Paired          Price per
                           Shares                     Share

          10/24/96           11,500                  $19.5000
          10/25/96            3,600                   19.6250
          10/31/96              200                   20.0000
          11/1/96            40,400                   23.5195
          11/4/96            32,600                   23.3248
          11/6/96             3,300                   22.3750
          11/7/96            19,600                   24.9910
          11/8/96            25,000                   25.2500
          11/8/96             9,000                   25.2850
          11/8/96               400                   25.2500
          11/8/96            17,800                   25.2809


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:    November 11, 1996

                         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                         By:  Apollo Real Estate Advisors II, L.P.
                              Managing Member

                         By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By:  /s/   Michael D. Weiner

                              Name:     Michael D. Weiner
                              Title:    Vice President,
                                        Apollo Real Estate Capital
                                        Advisors II, Inc.

                         APOLLO REAL ESTATE ADVISORS II, L.P.

                         By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By:  /s/   Michael D. Weiner

                              Name:     Michael D. Weiner
                              Title:    Vice President,
                                        Apollo Real Estate Capital
                                        Advisors II, Inc.

                         KOLL ARCADIA INVESTORS, LLC

                         By:  Apollo Arcadia LLC
                              Member

                              By: /s/   Michael D. Weiner

                              Name:     Michael D. Weiner

                         KOLL ARCADIA LLC

                              By:  /s/  James C. Watson

                              Name:     James C. Watson